1. Name and Address of Reporting Person
   Tyler, Benjamin H.
   Hilb, Rogal and Hamilton Company
   4951 Lake Brook Drive, Suite 500
   Glen Allen, VA 23060
   USA
2. Issuer Name and Ticker or Trading Symbol
   Hilb, Rogal and Hamilton Company (HRH)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   03/31/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               7335.087       D
Common Stock                                                                               1418.75        I           Employee
                                                                                                                      Stock
                                                                                                                      Purchase Plan
Common Stock                                                                               5627.83        I           Retirement
                                                                                                                      Savings Plan
Common Stock                    03/31/2003            J         39.97       A   $31.2400   13914.79       I           Deferred
                                                      <F1>                                                            Plan, Held in
                                                                                                                      Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $0                                                        03/01/2007 Common                      2550    D
Options                                                                          Stock
(Right to
buy)
Stock       $0                                                        02/12/2008 Common                      2400    D
Options                                                                          Stock
(Right to
buy)
Stock       $0                                                        02/11/2009 Common                      3000    D
Options                                                                          Stock
(Right to
buy)
Stock       $0                                                        02/11/2010 Common                      3000    D
Options                                                                          Stock
(Right to
buy)
Stock       $10.469                                                   06/07/2006 Common                      7500    D
Options                                                                          Stock
(Right to
buy)
Stock       $14.219                                                   03/01/2007 Common                      10000   D
Options                                                                          Stock
(Right to
buy)
Stock       $18.755                                                   02/12/2008 Common                      13000   D
Options                                                                          Stock
(Right to
buy)
Stock       $37.25                                                    02/11/2010 Common                      13000   D
Options                                                                          Stock
(Right to
buy)
Stock       $37.45                                                    02/11/2009 Common                      13000   D
Options                                                                          Stock
(Right to
buy)

Explanation of Responses:

<F1>
Executive Deferred Stock purchased pursuant to Hilb, Rogal and Hamilton Company Executive Voluntary Deferral Plan and held in trust. Dividends reinvested by trustee. Common stock held in plan will be distributed at times selected by Executive at time of deferral, either in a lump sum or a series of distributions over a number of years.

SIGNATURE OF REPORTING PERSON
/s/ Walter L. Smith

DATE
04/02/2003